SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3551	RGRIFFITH@STBLAW.COM

March 18, 2009

VIA EDGAR AND
HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720, Washington, D.C. 20549

Attn.: Mr. Kevin Rupert, Staff Attorney

Re:	Western Asset Municipal Defined Opportunity Trust Inc.
Pre-Effective Amendment No. 3 to the Registration Statement on
Form N-2, File Nos. 333-156784 and 811-22265

Ladies and Gentlemen:

On behalf of Western Asset Municipal Defined Opportunity Trust Inc. (the “Fund”), we hereby submit for your review Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2009, amended by Pre-Effective Amendment No. 1 on February 19, 2008 and by Pre-Effective Amendment No. 2 on February 24, 2009 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  An electronic version of Amendment No. 3 has been filed concurrently with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

We have enclosed four copies of Amendment No. 3 for use by the staff of the Commission (the “Staff”), two of which have been marked to reflect cumulative changes to the Amendment No. 3 made to the Registration Statement since the filing of the Pre-Effective Amendment No. 2 on February 24, 2009.

Please call Sarah Cogan (212-455-3575) or Robert Griffith (212-455-3551) with any questions you may have regarding this filing.

Very truly yours,

/s/ Robert Griffith
Robert Griffith